Law Offices of Thomas E. Puzzo, PLLC
4216 NE 70th Street
Seattle, Washington 98115
Telephone: (206) 522-2256 / Facsimile: (206) 260-0111

Writer’s e-mail: tpuzzo@msn.com
Writer’s cell: (206) 412-6868

March 12, 2008

VIA EDGAR AND OVERNIGHT DELIVERY

Barbara C. Jacobs, Esq.
Assistant Director
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Mail Stop 4541
Re:	Dot VN, Inc. (the “Company”)
Registration Statement on Form SB-2
Filed September 17, 2007
File no. 333-146149

Dear Ms. Jacobs:

Enclosed please find three copies, and three redlined copies, of Amendment No. 1 to the referenced registrant’s Registration Statement on Form SB-2, submitted pursuant to the staff’s comment letter dated October 18, 2007. Also enclosed are three copies of the staff’s October 18, 2007 letter and this letter. Please note that the page references below refer to the numbers of the redlined Amendment No. 1 to the Form SB-2.

Amendment No. 1 to the Form SB-2 was filed on EDGAR on March 12, 2008.

The staff’s comments are reproduced in italics in this letter, and the Company’s responses to the staff’s comments follow each staff comment. Please note that the page references below refer to the page numbers of the enclosed redlined Amendment No. 1 to the Form SB-2.

In response to the staff’s comments in its October 18, 2007 letter, we respectfully submit the following information on behalf of our client:

1. Please include a fixed price or price range on the cover page of your prospectus. We will not object if you state that the fixed price or price range will apply until your shares are the subject of quotations on the OTC Bulletin Board or an applicable exchange, at which point the shares will be sold at prevailing market prices or privately negotiated prices. Conforming changes will be required elsewhere in the document. Please tell us whether you expect your common stock to be quoted on the OTC Bulletin Board.

Barbara C. Jacobs, Esq.
March 12, 2008

The Company has complied with this comment. Please see pages 4, 7 and 52 of the redlined Form SB-2.

2. Please provide the information required by Item 20l(a) of Regulation S-B, relating to the market for your common equity.

The Company has complied with this comment. Please see pages 59 and 60 of the redlined Form SB-2.

3. Please tell us why you have not included the dealer prospectus delivery advisory set forth in Item 502(b) of Regulation S-B.

The Company has complied with this comment. Please see page 63 of the redlined Form SB-2.

4. You do not appear to have provided the disclosures required by Item 407(a) of Regulation S-B. Please explain.

The Company is a not a listed issuer whose securities are listed on a national securities exchange or in an inter-dealer quotation system which has requirements that a majority of the board of directors be independent. Accordingly, the disclosures required by Item 407(a) do not apply to the Company.

Glossary of Terms, Page 5

5. Rule 421 of Regulation C provides that registrants should avoid reliance on glossaries as the primary means of explaining information in the prospectus. In accordance with Rule 421, please define terns in the glossary only if the meaning is unclear from the context. In any event, please don’t place the glossary in the forepart of the prospectus.

The Company has eliminated the Glossary of Terms as requested.

Risk Factors, page 10

We have experienced operating losses since our inception…. page 10

6. Please revise the reference to generating significant revenues in the “immediate future” appearing in the second sentence. While projections that you will achieve profitability in the near term can be appropriate in a prospectus, if they have a reasonable basis and are presented in the proper format, projections of this sort are not appropriate in the risk factors section.

The Company has eliminated this discussion from the risk factor.

Barbara C. Jacobs, Esq.
March 12, 2008

We need to obtain financing in order to continue our operations, page 11

7. Please revise or eliminate the sentence stating that you believe that you will be able to secure adequate funds in the short term. Mitigating factors are inappropriate in the risk factors section.

The Company has eliminated this discussion from the risk factor.

Management’s Discussion and Analysis, page 20

Critical Accounting Policies, page 22

8. Your critical accounting policies should describe more fully your estimates and assumptions that are highly uncertain or susceptible to change and the related material impact on financial condition or operating performance. These disclosures should enhance, rather than repeat, the disclosures contained in the footnotes to your financial statements. Your disclosure should discuss:

•	why each estimate and assumption bears a risk of change,
•	how you arrived at the estimates and assumptions, and
•	the accuracy of the estimates and assumptions in the past, how each changed, and reasonably likely future changes.

For further disclosure guidance see SEC Release No. 33-8350, Section V.

The Company has complied with this comment. Please see page 24 of the redlined Form SB-2 Amendment-1 with respect to Use of Estimates which has been updated to provide more discussion of our estimates than is provided in the financial statement footnote.

Please also note the Company has expanded our discussion of critical accounting policies both in the section and footnote 2 to the financial statements to include 1) a greater details on income taxes and stock based compensation and 2) add discussions on deferred charges (debt issuance costs), convertible debt, concentration of risks, and guarantees of other.

Stock-Based Compensation, page 23

Discuss the significant factors considered, assumptions made, and methodologies used in determining the fair value of the underlying common stock for option grants prior to the adoption of SFAS 123R those used in determining the fair value of the options for option grants subsequent to adoption of SFAS 123R and for other equity related issuances not accounted for under APBO No. 25 or SFAS 123R. In addition, discuss consideration given to alternative factors, methodologies and assumptions.

Barbara C. Jacobs, Esq.
March 12, 2008

The Company had not issued any stock options prior to the adoption to SFAS 123R on May 1, 2005, in accordance with the modified retrospective application method. Subsequent to our adoption of SFAS 123R the Company has issued stock options and has used a Black Sholes option pricing model to determine the fair value for options, warrants, and other stock based payment grants. The input factors considered are: (i) the stock market closing price on the date of grant; (ii) the term of the award; and (iii) the historic market volatility of our stock based on the preceding 52 week Friday market closing price or the preceding day if the market was closed on Friday. The company has not used any alternative methods to determine fair value nor has it made any adjustments to the stock market closing price.

Results of Operations. page 24

9. There are many instances where two or more sources of a material change have been identified, but the dollar amounts for each source that contributed to the change are not disclosed. For instance, you have disclosed that the increase in revenue for the year ended April 30, 2007 as compared to April 30, 2006 is “primarily attributable to the release of domain names which customers have previously made reservations for as well as a substantial increase in first time registrants and as well as high percentage of renewals.” As another example, you disclose that the increase in operating expenses was primarily attributable to several factors. Revise your disclosures to quantify each source that contributed to a material change. We refer you to Section III.D of SEC Release 33-6835 Interpretation: Management’s Discussion and Analysis of Financial Condition and Results of Operations.

The Company has complied with this comment. Please see page 24 of the redlined Form SB-2 where we quantified each source of change within revenue as mentioned above. Each instance where there is more than one source behind a change the respective pieces have been identified.

10. In the next to last paragraph on page 24, you describe certain partner contracts and “additional projects.” Please disclose these contracts and projects in more detail. Please also revise your projections appearing in the second sentence of that paragraph to comply with Item 10(d) of Regulation S-B.

The Company has removed the referenced paragraph from the discussion of revenue. We have provided additional details on pages 6, 19, and 37 of the redlined Form SB-2 for an expanded discussion of our business growth into Internet data centers (“IDC”). We have also provided with this amended SB-2 exhibit 10.16, our Business Cooperation Agreement with Quang Trung Software City Development Company, a 100% Stated-owned (Vietnamese government) enterprise, pursuant to which the Company has undertake to design an IDC in the Quang Trung Software City telecommunications building in Ho Chi Minh City. The Company is working with the Vietnam Internet Network Information Center (“VNNIC”) to execute a material definitive agreement to build an IDC in Hanoi, Vietnam, located in the VNNIC building,

Barbara C. Jacobs, Esq.
March 12, 2008

Liquidity and Capital Resources, page 26

11. Please revise your discussion to focus on the primary drivers of and other material factors necessary to understand your company’s cash flows. In addition, discuss all known trends, events or uncertainties, which are reasonably likely to impact future liquidity, as necessary. We refer you to Section IV of SEC Release No. 33-8350.

The Company has complied with this comment. Please see pages 27 and 31 of the redlined Form SB-2 for our expanded discussion of liquidity and capital resources with details which tie back to the Consolidate Statements of Cash Flows for both the April year end period and the October interim period.

The Business. page 30

12. The agreement you have filed as Exhibit 10.4 between the Viet Nam Internet Centre and Hi-Tek Multimedia, Inc. appears to have been redacted, but you do not appear to have submitted a confidential treatment request or otherwise complied with Rule 406 of Regulation C or Staff Legal Bulletin No. 1, dated February 28, 1997. Please refile the exhibit with the omitted portions included, or comply with the procedures applicable to confidential treatment requests.

The Company will submitted an application for confidential treatment to the Secretary of the Commission by March 19, 2008.

13. Please address in this section Items l0l(b)(3) and (9) of Regulation S-B.

The Company has complied with this comment. The Company has made no public announcements concerning its products or service. Please see page 38 of the redlined Form SB-2 for a discussion of Government Regulations.

Selling Shareholders, page 44

14. Please clarify how each selling shareholder acquired the offered shares. Please also identify the agreement pursuant to which each selling shareholder acquired those shares, and file those agreements as exhibits to the registration statement, if the agreements were executed within the part 3 years or have ongoing contractual obligations. If the agreements have already been filed as exhibits, please identify them.

The Company has complied with this comment. Please see pages 56 and 57 of the redlined Form SB-2. The method by which each selling shareholders in the table beginning on page 54 acquired the shares being offer in this registration statement have been identified by the referenced footnotes. In addition, the title of each exhibit, filed with this registration statement, has been expanded to identify the contracting party to allow the reader to reference the exhibits discussed in the footnotes on pages 56 and 57.

Barbara C. Jacobs, Esq.
March 12, 2008

15. With respect to each selling shareholder that is not a natural person, please disclose the natural person or persons who exercise voting or investment power with respect to the shares being offered. Please also disclose whether the selling shareholder is a broker-dealer or an affiliate of a broker-dealer.

The Company has complied with this comment. Please see pages 56 and 57 of the redlined Form SB-2. The natural person or persons who exercise voting and investment power with respect to the shares being offer by other than a natural person has been identified in the referenced footnotes.

Updating Financial Statements

16. Update the financial statements and related disclosures pursuant to Item 310(g) of Regulation S-B. Note that we will not review the next submission if the financial statements and related disclosures do not meet the Regulation S-B requirements. We may have additional comments.

Condensed financial statements for our 2nd fiscal quarter ending October 31, 2007 along with the auditors review thereof have been included in the redlined Form SB-2 starting on page F-25.

Notes to Consolidated Financial Statements

Note 4. Intangible Assets. page F-11

17. Please tell us how your current disclosure complies with paragraphs 44 through 45 of SFAS 142. Tell us whether the acquired trademark is subject to amortization and provide the analysis utilized to arrive at your conclusion. Revise your filing accordingly.

The Company has complied with this comment. Please see the expanded disclosure in Note 2 “Significant Accounting Policies” under “Goodwill and Other Intangible Assets” and “Long-lived Assets” and the changes made to Note 4 “Intangible Assets” to the Company’s consolidated financial statements on pages F-8 and F-12 of the redlined Form SB-2.

Note 10, Convertible Notes, page F-12

18. Tell us how you evaluated the conversion features associated with the convertible notes to determine whether either feature represented an embedded derivative that met the criteria for bifurcation under SFAS 133 or whether a beneficial conversion feature existed. Provide us with a sufficiently detailed analysis so that we may understand your application of the relevant provisions of SFAS 150, SEAS 133, EITF 00-19, D-98, 98-5, and 00-27, as applicable.

The convertible notes issued by the Company as consideration for (i) the purchase of an intangible asset (convertible note 1) and (ii) for cash received (convertible notes 2) do not match the criteria of SFAS 133 paragraph 6 establishes for a derivative; specifically there is no provision for ‘net settlement’. In addition, there is no mandatorily redeemable nature to the convertible notes as discussed in SFAS 150.

Barbara C. Jacobs, Esq.
March 12, 2008

The Company calculated the variance between the stated conversion price of each convertible note (the “C/N”), or group of C/Ns, and the closing market price on the date of issuance along with the number of shares issuable for the C/N. The resulting difference is booked as a discount against the C/N with a corresponding credit to additional paid in capital representing the beneficial conversion feature (“BCF”). The BCF is expensed over the life of the note or upon the earlier conversion of a note.

Convertible note 1 for $360,000 was issued on October 16, 2006, converts at $1.00 per share and bears an interest rate of 10%. The C/N had accrued interest of $19,883 at April 30, 2007 and is due October 16, 2009 (See Notes 4, 9, and 11). The BCF was calculated to be $360,000 [(360,000 shares) x ($2.60 - $1.00) with the resulting BCF limited to the proceeds of the C/N] at the time of issuance, the Company recorded this amount as debt discount and additional paid in capital. As of April 30, 2007 the unamortized debt discount was $262,500.

Convertible notes 2 are a set of notes with a face value of $1,148,213. These notes were issued on January 31, 2007 and February 9, 2007and are due on January, 31, 2009. The C/Ns allow the holder to elect conversion into the Company’s common stock at $1.00 per share. In addition the company issued with each C/N a warrant exercisable into the Company’s common stock at $2.00 per share. Based on the closing market price on the date the C/Ns were issued the aggregate gross (i) BCFs were calculated to be $2,190,223 and (ii) the warrants were calculated to be $892,740. The combined BCF and warrant fair value is limited to the debt proceeds and is allocated in accordance with EITF 00-27. The Company recorded a BCF of $890,343 and warrants of $257,869, both as a debit against the C/N with a credit to additional paid in capital. Both the BCF and warrants are expensed over the life of the C/Ns or upon the earlier conversion of a note. As of April 30, 2007 the unamortized debt discount was $1,004,686 (BCF of $779,050 and warrants of $225,636). Please also reference Notes 11 and 17 to our consolidated financial statements.

Note 11, Income Taxes, page F-13

19. Revise your filing to provide all disclosure requirements provided for in paragraphs 43 through 49 of SFAS 109.

The Company has complied with this comment. Please see the revised disclosure in Note 2 “Significant Accounting Policies - Income Taxes” and the changes made to Note 12 “Income Taxes” to the Company’s consolidated financial statements on pages F-9 and F-16 of the redlined Form SB-2.

Note 16, Warrants, Options and Stock-Based Compensation, page F-15

20. Revise your filing to include all disclosures required by paragraph 64 of SFAS 123(R) or specifically tell us how your current disclosures meet those requirements. Refer to paragraphs A240 and A241 for the minimum information needed to achieve the disclosure objectives of paragraph 64.

Barbara C. Jacobs, Esq.
March 12, 2008

The Company has complied with this comment. Please see the revised Note 17 to the Company’s consolidated financial statements on pages F-19 through F-21 of the redlined Form SB-2.

21. Please provide us with the following information in chronological order for stock option grants and other equity related transactions for the one year period preceding the most recent balance sheet date:

•	The nature and type of stock option or other equity related transaction;
•	The date of grant/issuance;
•	Description/name of option or equity holder;
•	The reason for the grant or equity related issuance;
•	The number of options or equity instruments granted or issued;
•	The exercise price or conversion price;
•	The fair value of underlying shares of common stock;
•	Adjustments made in determining the fair value of the underlying shares of common stock, such as illiquidity discounts, minority discounts, etc.;

•	The total amount of deferred compensation or value assigned to any beneficial conversion feature reconciled to your financial statement disclosures;

•	The amount and timing of expense recognition; and

Continue to provide us with updates to the requested information for all equity related transactions subsequent to this request through the effective date of the registration statement.

The Company has complied with this comment. Please see the revised Note 19 to the Company’s consolidated financial statements on pages F-21 and F-22 for the April 30, 2008 and 2007 audited statements and Note 12 to the Company’s condensed consolidated financial statements on page F-43 for the October 2008 interim period of the redlined Form SB-2. In addition, the disclosures in Part II, Item 26, recent sales of unregistered securities have been expanded on pages 64 through 70 of the redlined Form SB-2

22. Please describe the objective evidence that supports your determination of the fair value of the underlying shares of common stock at each grant or issue date. In general, GAAP indicates that quoted market prices are the best evidence of fair value irrespective of a thin trading market. For example, paragraph 58 of SFAS 107, Disclosures about Fair Value of Financial Instruments, rejects the suggestion that an active market does not exist in cases where a stock is thinly traded and states that quoted market prices, even in thin markets, are relevant measures of fair value. Please explain to us how your method of valuing your common stock complies with GAAP.

Barbara C. Jacobs, Esq.
March 12, 2008

Immediately subsequent to the August 17, 2006 effective date of the reverse merger, the Company valued its stock grants, options, and warrants based on the closing market price. No adjustment was made to the closing market price or alternative factors considered. Prior to the public market, Dot VN California valued its stock based on term negotiated with consultants and employees.

23. Expand your discussion of the input variables used in your Black Scholes calculation to include the fair value of the underlying common stock and a description of the significant factors, assumptions and methodologies used in determining the fair value.

The Company has complied with this comment. Please see the revised Note 17 to the Company’s consolidated financial statements on pages F-19 through F-21 for the April 30, 2008 and 2007 audited statements and Note 10 to the Company’s condensed consolidated financial statements on page F-39 through F-42 for the October 2008 interim period of the redlined Form SB-2.

24. As applicable, consider revising to include for each option granted and other equity instruments awarded during the 12 months prior to the date of the most recent balance sheet, the number of options or shares granted, the exercise price, the fair value of the common stock, and the intrinsic value, if any, per option (the number of options may be aggregated by month or quarter and the information presented as weighted-average per share amounts).

The Company has complied with this comment. Please see the revised Notes 17 and 19 to the Company’s consolidated financial statements on pages F-19 through F-21 and F-21 and F-22 for the April 30, 2008 and 2007 audited statements and Notes 10 and 12 to the Company’s condensed consolidated financial statements on pages F-39 through F-42 and F-43 for the October 2008 interim period of the redlined Form SB-2.

25. With regard to your warrants, provide us with an analysis that clearly sets forth each of the steps you followed in accounting for these instruments, including how you determined issuance and periodic fair values and how you allocated the proceeds to the individual instruments. Your response should include references to the specific literature (i.e., EITF 98-5, EITF 00-27, EITF Topic D-98, etc.) on which your accounting is based. Tell us how you evaluated the conversion features associated with the convertible preference shares to determine whether either feature represented an embedded derivative that met the criteria for bifurcation under SFAS 133 or whether a beneficial conversion feature existed. Provide us with a sufficiently detailed analysis so that we may understand your application of the relevant provisions of SFAS 150, SFAS 133, EITF 00-19, D-98, 98-5, and 00-27, as applicable.

The Company has recalculated its convertible debentures and the associated warrants issued on January 31, 2007 and February 9, 2007 as described in paragraph 6 & 7 of EITF 00-27. Accordingly we have calculated the intrinsic value of the BCF to be $890,343 and the intrinsic value of the warrants to be $257,869 as discussed previous in response to staff comment number 18.

Barbara C. Jacobs, Esq.
March 12, 2008

Other stock purchase warrants issued by the Company were accessed using a Black Sholes option pricing model to determine the fair value of the warrants. The input factors considered are: (i) the stock market closing price on the date of grant; (ii) the term of the award; and (iii) the historic market volatility of our stock based on the preceding 52 week Friday market closing price or the preceding day if the market was closed on Friday. The company has not used any alternative methods to determine fair value nor has it made any adjustments to the stock market closing price. All warrants are expensed over the short of the life of the contract service period or the warrant.

Please see the revised Note 17 to the Company’s consolidated financial statements on pages F-19 through F-21 for the April 30, 2008 and 2007 audited statements and Note 10 to the Company’s condensed consolidated financial statements on page F-39 through F-42 for the October 2008 interim period of the redlined Form SB-2.

Note 18, Stock Issuances, page F-18

26. For each issuance, tell us the number of equity instruments involved, the name of the grantee, the grantee’s relationship to company and the type of services provided to the Company.

The Company has complied with this comment. Please see the revised Note 19 to the Company’s consolidated financial statements on pages F-21 and F-22 for the April 30, 2008 and 2007 audited statements and Note 12 to the Company’s condensed consolidated financial statements on page F-43 for the October 2008 interim period of the redlined Form SB-2.

Part II - Information Not Required in the Prospectus, page 54

Item 26, Recent Sales of Unregistered Securities, page 54

27. The option grants you disclose on page 25 do not appear to be covered in Item 26 of the registration statement. Please explain.

The Company has disclosed the option grants under Item 26. Please see pages 64 through 70 of the redlined Form SB-2.

28. For every transaction you describe in this section, please clarify the exemption from registration upon which you are relying and the facts which make the exemption available. See Rule 701(d) of Regulation S-B. For example, in the transaction you describe as taking place on February 9,2007, you do not cite any exemption. For transactions in which you are relying on Section 4(2) under the Securities Act, please disclose in all instances whether you issued the securities to accredited investors or sophisticated investors with access to information. Finally, please don’t aggregate Section 4(2), issuances with issuances pursuant to Rule 701 promulgated under the Securities Act.

Barbara C. Jacobs, Esq.
March 12, 2008

The Company has complied with this comment. Please see pages 64 through 70 of the redlined Form SB-2.

Please contact the undersigned if you have further questions.

Very truly yours,

LAW OFFICES OF THOMAS E. PUZZO, PLLC

/s/ Thomas E. Puzzo

Thomas E. Puzzo

Enclosures